Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Tesla Motors, Inc.

Subject Company: SolarCity Corporation

Form S-4 File No.: 333-213390

Date: November 2, 2016

The following is a transcript of a webcast hosted by Tesla Motors, Inc. on November 1, 2016.

  PRESENTATION

Operator

 Good day, ladies and gentlemen, and welcome to the webcast to discuss Tesla pending acquisition of SolarCity.

(Operator Instructions)

I would now like to introduce you to the host for today’s conference, Mr. Jeff Evanson. You may now begin.

 Jeff Evanson - Tesla Motors, Inc. - VP of Global IR

 Thank you, Donovan, and good afternoon, everyone. Welcome to our call to discuss the Tesla and SolarCity blog that we posted to our website today. Today, from Tesla, we have Elon Musk, Jason Wheeler, and from SolarCity, we have Lyndon and Peter Rive. We’re going to start this call directly with Q&A based upon the blog post that we posted.

(Caller Instructions)

Our forward-looking statement here is, during our call, we will discuss our business outlook and make forward-looking statements. These are based on our predictions and expectations as of today. Actual events or results could differ materially due to a number of risks and uncertainties, including those mentioned in our most recent filings with the SEC. Now, Donovan, why don’t we go to the first question please?

QUESTION AND ANSWER

Operator

 Rod Lache, Deutsche Bank

 Rod Lache - Deutsche Bank - Analyst

 Thanks. I was hoping to ask two clarifications. One is on your comments about $500 million cash contributed from SolarCity to Tesla’s balance sheet over the next three years. Are you referring to free cash flow over the next three-year period? What exactly was assumed there?

And also if you can, just clarify the comment you made about recurring cash flows. If you can just remind us what, as of September, the present value was of those recurring cash flows, and what is the current sensitivity to discount rate assumptions?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 This is Lyndon. First of all, the question, the $500 million that we mentioned there, that is our forecast, and that does not include any of the synergies. It’s just our direct forecast that was in the S-4. That is essentially a tax generation.

Free cash flow, however, when you’re looking at GAAP and lease accounting is a term that doesn’t quite apply there. So it would just be straight off cash generation from the business --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 The bank balance gets $500 million bigger.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Very definitely. Bank balance gets $500 million bigger.

In terms of the net present value of the systems that we have under management right now, just so for those listening to understand the business, when we install solar systems, we collect a recurring cash flow stream from the customers for 20 or 30 years depending on the contract. We incur the cost immediately, and then we recognize the revenue over (inaudible) 20-year period. So if you look at the MPV of that number as of Q2, the number was just a little over $4 billion. We will be releasing the number of (inaudible) on Wednesday, next Wednesday.

 Rod Lache - Deutsche Bank - Analyst

 Okay, and the sensitivity to discount rate assumptions?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 That is using a 6% discount rate assumption. If you actually go to our website and look at the earnings line, we do a sensitivity at a 6% and an 8% and at a 4% to give you the different numbers.

 Rod Lache - Deutsche Bank - Analyst

 Okay. Thank you.

 Peter Rive - SolarCity - Co-Founder and Chief Technology Officer

 Also (inaudible) a bit careful because there’s an earning’s call next week as Lyndon mentioned. We don’t want to preempt that call, so we can answer things at a broad brush-stroke level, but we can’t preempt the earnings call.

 Rod Lache - Deutsche Bank - Analyst

 Okay. Thanks.

Operator

 Ben Kallo, Baird

 Ben Kallo - Robert W. Baird & Company, Inc. - Analyst

 Hey, Elon, Lyndon. Sorry about the background noise. As you look forward with capital allocation, how do we think about capital Tesla versus SolarCity? And I asked this a little bit last time but Panasonic in Buffalo, how do we think about their capital contribution. Thank you.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I don’t want to speak for Panasonic, but I’m pretty optimistic about that. Obviously, we have a great relationship with Panasonic, and the discussions with them have gone very well. The way things work at Tesla is Panasonic makes the battery cell, but a bunch of suppliers before that make (inaudible) materials that (inaudible) and whatnot that we’re also working to integrate into the gigafactory, but they (inaudible) everything past the cell level, and we would expect something similar in Buffalo.

That is the point of action. Most of the capital necessary for that to take place is already there. It has already been funded. So, I think it is pretty small capital or climate going forward to get things going on the cell level.

A little more in the innovation into the (inaudible) files and (inaudible) structures put down on the roof. We’re not really (technical difficulty). I’m pretty optimistic about how it’s going to turn out, though. I think it’s really [conservational].

And just a general comment, it’s been incredibly well-received on the consumer level. Customers positive. There’s quite a few naysayers on the natural front, some of the [free cash funds] and whatnot. But I will just say, okay, for those that predict that outcome, how good have they been at predicting the outcome for Tesla in the past? And if there has been no formerly -- if Tesla’s batting average was zero, you should really question whether the future predictions are going to be better, at least the evidence that’s (inaudible).

 Ben Kallo - Robert W. Baird & Company, Inc. - Analyst

 I had one more. My batting average I think is better than zero, versus (inaudible). But Panasonic, the one big partner with --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Can you speak up because (inaudible) can hear you.

 Ben Kallo - Robert W. Baird & Company, Inc. - Analyst

 You have Panasonic with two big projects. Do you have another big partner? Or how has that affected the Panasonic working on both of those things? Thank you.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I’m not sure I understand that question, but Panasonic has been a great partner for Tesla for many years, for almost a decade, and things are going really well at the battery gigafactory. We believe quite strongly that the combination of the SolarCity’s technology on the cellular front added to Panasonic’s cell technology will make it the most efficient and ultimately cheapest solar cell in the world, just as it is with the battery cell. We have the best cell in the world, and also the cheapest cell.

 Jason Wheeler - Tesla Motors, Inc. - CFO

 This is Jason, just one thing I would add on. Capital needs for the business, there is always trade-off between cash generation and growth, and I think what we demonstrated in our Q3 results is that we are really focused just on the Tesla side on strengthening our cash generation and profitability from our current products. (Inaudible) self-fund our future growth to the largest extent possible. So that’s how we’re been thinking about.

 Jeff Evanson - Tesla Motors, Inc. - VP of Global IR

 Donovan, why don’t we go to the next question please?

Operator

 John Murphy, Bank of America

 John Murphy - BofA Merrill Lynch - Analyst

 Good afternoon guys. I apologize, I’m a simple auto analyst, so I’m going to ask some basic questions maybe here, or they might seem basic. As we think about the asset value on the SolarCity side as well as the cash flow, I am just curious how those things can change, and really from two different angles.

One, as you guys innovate on form factor as well as performance on the solar roofs, which you seem to be doing a great job on, does that impact the existing value of the asset base that is installed? Then second, as houses change hands, how does the contract or the payment stream change over to the new owner? I’m just trying to understand recourse and how those cash flows change with that kind of change.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 This is Lyndon. These are two total separate market segments. The customer who’s looking at buying a new roof should absolutely look at a solar roof.

Customers who have a roof, and there’s five, 10 years left on roof, it would not make sense to buy a new roof. There is still a lot of value left in your old roof. So we still see the retrofit market being a very active market for us and to continue to grow. Today, we actually don’t address for the most part any customer that has a really old roof because the buying cycle is they’re going to have to get a new roof and solar all at once, and we have not been able to facilitate that.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Especially, it’s like there’s this (inaudible) there’s a huge database of customers, sorry for using the word huge, but a very large database of customers who were rejected for having solar panels on the roof because their roofs are basically too old and in need of replacement. And it doesn’t make sense to put solar panels on a roof that is nearing end of life.

So there are some groups replace every 20 years. Anything with less than 5 years, even maybe 7 years left on the roof, it’s really not going to make economic sense to put (inaudible) in solar panels because they’re going to need a new roof, and older is also more susceptible to leaks. There’s actually a huge database of high-value leads for the putting on a solar glass tile roof.

 John Murphy - BofA Merrill Lynch - Analyst

 I apologize, I meant like if you installed a solar roof, and two years later, you sell your house, and you had a 20-year lease or loan with you guys, who is then responsible for that, and how does that recourse work?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So let’s just separate the whole roof as versus just our standard business. Our standard business, at the size we are right now, we have about 20, 25 people move every day. Never have we ever prevented a customer from selling their house.

New customers like it. They see it as a cheaper source of energy. All the installation is already done, so the transfer rate is extremely high. And that is why we have a good credit underwriting and able to raise long-term financing against (inaudible). Transferring is really easy. That happens every single day.

With a solar roof, it probably would not fall into a lease or (inaudible) purchase agreement. There should be a straightforward loan. And in that case, there is no asset ownership challenge. You just transfer the ownership to the new homeowner. You don’t have to think about the --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It’s like buying a roof really. You are buying a roof that happens to generate energy and reduce your utility bill.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Yes.

 John Murphy - BofA Merrill Lynch - Analyst

 It’s two transactions then essentially, right? The house and the roof, right? Because you are assuming two loans.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 No. No, we try to design it as one transaction.

 John Murphy - BofA Merrill Lynch - Analyst

 Okay. (Multiple Speakers)

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 To the existing mortgage or a second mortgage, something like that. (Inaudible)

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Is just like if you did a kitchen remodel or like, let’s say you [deleted] all your appliances to be way more energy efficient, effectively reducing your utility bill. That is an asset that the house has that is transferred with the new owner.

 John Murphy - BofA Merrill Lynch - Analyst

 Got you. And theoretically, you guys might get paid off at that point. Just a follow up, on the asset base the $5.2 billion, as you innovate, what happens -- or what is the implication for the value of the assets that you are carrying?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 I actually see it as a massive upsell opportunity. We have 300,000 customers in (inaudible). Powerwall 2 is now out, and it’s a actually very, very simple retrofit procedure for us to go back to the 300,000 customers and upsell them a Powerwall 2.

So as I actually see that (multiple speakers) -- I’m sorry? I as see it over time, it’s to continue to innovate with other energy-related products, and as the customer count increases, we’re able to derive additional economic value by providing additional energy products to our customers with Powerwall 2 being (inaudible) [comparable] to that.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I think there is like maybe too much complexity. This is like way simpler than it may sound. It’s just like you made your house better by having a solar roof or Powerwall. It adds to the asset value of the house. A few (inaudible) for cash or loan. It can be provided as a lease. If it is provided as a lease, then somebody could pay that off at the time of selling their house if they want or transfer it to the new owner.

 John Murphy - BofA Merrill Lynch - Analyst

 And then just lastly, another simple question, as we look at the sales of all three products together, the roof, a Tesla car, and a Powerwall, how many of those triple plays do you think you’ll be able to sell relative to what you are doing right now, and really, over time, will that be just be 100% of your sales?

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I don’t know about 100% bleeding over, but think over time, I think most customers are going to opt for all three. And even if they don’t opt for all three all at once, they, over time, I think they will.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 I think up front, the solar and storage will be opted in at a very high percentage, very high percentage.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Yes, and then --

 Lyndon Rive - SolarCity - Co-Founder and CEO

 The roof to tie it to, whether you need a new roof or not.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It’s like if SolarCity has got 300,000 customers, in [installed and consult] customers, Tesla has around 170,000, approaching 180,000 customers all in, so there’s a pretty significant base to cross sell product there.

 John Murphy - BofA Merrill Lynch - Analyst

 Thank you.

Operator

 Vishal Shah, Deutsche Bank

 Unidentified Participant Analyst

 Thank you. Good afternoon. This is Rachel on for Vishal. We have a question about the revenue synergies and the cash generation. So on the solar side, the existing assets, do you guys think about the existing asset maybe generating additional revenues than the traditional standard sense in terms of the utility services, solar plus storage, and some additional services and revenue synergies that you guys outlined today?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So that in the number that we’ve put in the S-4, the cash generation, from SolarCity, just as a reminder, that was a plan that we created as a standalone. It does not include the synergies, and this asset is standalone. So what’s the synergy? That number is conservative and actually will increase.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I do think that there are additional products that I would like to bring out that I think people will find counterintuitive at first and then find it obvious because this seems to be the pattern. It’s counterintuitive. It’s stupid. It’s never going to work. Okay, now it’s obvious.

 It’s like remarkable how the same people who thought it was -- it would never work then think it’s obvious. The same people. It’s crazy.

Operator

 Colin Rusch, Oppenheimer

 Colin Rusch - Oppenheimer & Co. - Analyst

 Given that you said much of the CapEx was spent in Buffalo, can you walk us through how much total has been spent in Buffalo, how much has been spent by the State of New York, and when you expect delivery on that equipment?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 The State of New York that has, I think that’s all (inaudible) if mentioned. They’ve allocated about $[770] million towards the building of new equipment, and the equipment is in progress, so a lot of that --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 The majority of it should arrive by the end of next year.

 Colin Rusch - Oppenheimer & Co. - Analyst

 So how much has arrived already at this point?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 I think it’s -- so I’d put it at maybe 15%, 20% or so. I don’t know exact number off my heart. The (inaudible) financial value I think is around that number, around 15% or 20%.

 Colin Rusch - Oppenheimer & Co. - Analyst

 How much of it’s been ordered at this point? And would you expect the equipment set to change materially as you start to layer in a new partner into that project.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 I don’t think that changes will -- I don’t think that there are any material changes. The approaches that both Silevo and Panasonic have for these cells are the same base cell design, and then there’s a components of each of the technology (inaudible) that we’re going to take and create a hybrid version of each of them. So yes, we expect all of the equipment to be perfectly applicable to the new cell process.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 But it’s pretty exciting. I am more highly comfortable (inaudible) we will have the best cell at the lowest price, which is -- just as we have the best battery cell at the lowest price. There is a high (inaudible) cell at the lowest price.

 Colin Rusch - Oppenheimer & Co. - Analyst

 And so what do you think that price really is, Elon, if we’re selling into US right now at $0.40 a watt for those modules, are you guys going to be able to reach $0.30 or $0.32 a watt as you start to ramp up at scale?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So you’re talking about (inaudible) at Tesla. When we look at it, we look at our cost compared to the price that we could ultimately get it from, and we’re comparing -- your price is commodity, solar panels with low efficiency. We think we can get to that price point of the $0.40 a watt over time [as watts go]. But with panel efficiencies, and they’re 22%, eventually approaching 24%.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 That is a very important distinction because you have to consider the labor cost of putting the panels down, so low-efficiency panels require a lot more labor, a lot more other material in order to get to the savings power output. So if you have a 15% panel or a 16% panel compared to, say, a 20% to a 22% panel, it means you need 50% more area. So all the other [bounds] of the system starts to get [against] labor, transport, logistics. It needs to be weighted to the cost per watt. (Multiple Speakers) That’s a very significant factor.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Yes, just like conservatively, the direct cost reductions for high-efficiency panels are estimated around $0.15 a watt, inclusive of labor, mounting hardware, and so on. But also there’s -- you’ve got to think about the differentiation in the eyes of the customer as well. If we have a superior product, they will always pick up. So the differentiation I think makes a difference as well.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Exactly. You don’t want compete just on price. That is not a good -- that does not make for good business.

 Colin Rusch - Oppenheimer & Co. - Analyst

 I’m just trying to put some metrics around it. So maybe we can revisit it on the SolarCity call given we are short time today. Thanks so much, guys.

Operator

 Brian Johnson, Barclays

 Brian Johnson - Barclays Capital - Analyst

 Yes. Good afternoon. Have a couple of questions on the debt side of the combined company. And understanding, of course, we will see more when SolarCity (inaudible). So the first, if we think about your statement that the recurring cash flows exceed nonrecourse debt by $2 billion with a 6% discount rate, how much of that $2 billion is from the renewal assumptions for after year 20, which seems to have a gross value of $4.8 billion?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So I’m looking at Q2 numbers. Your contracted number is $3.1 billion, and then your uncontracted number is $900 million, so total of $4 billion. Then your debt on that is $1.8 billion, which leaves us $2.2 billion.

 Brian Johnson - Barclays Capital - Analyst

 Okay so it would be about $1.1 billion excluding the rentals. Second, related to that, given what you’ve shown with the solar roof, how do you think that’s going to affect the renewal rate on the SolarCity panel leases? I know it’s 20 years out, but since we are dealing with MPVs going out 30 years --

 Lyndon Rive - SolarCity - Co-Founder and CEO

 It’s a high probability that many of our customers actually may need to replace their roof within that 20-year period. If that happens today, we just remove the panels. We just put it back on. Remember, the panels essentially pay for (inaudible) customers.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 They could be repurposed, too.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Yes, they could be repurposed. We do expect that, depending on the customer’s roof, that a healthy percentage renew.

 Brian Johnson - Barclays Capital - Analyst

 Okay, and third question --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Just to be clear, it’s going to take a long time to really deploy solar to that scale, but ultimately, there’s on an order of 70 million, 80 million residential -- well, take North America including Canada and Mexico, it’s a big number, maybe 150 million -- something like that -- roofs. So just the sheer scale of that is mind-boggling, and yes, so and that is just North America.

 Brian Johnson - Barclays Capital - Analyst

 I’m just getting at, some of these customers, if -- it definitely takes a while, but if solar roof is successful, when the renewals come up in 20 years, that may be a better option for the customer than leaving the panels on an aging, leaking roof.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 It certainly will be for some number of customers, but then we will take the panels and put them on, say, a commercial installation or put them on some other customer’s roof, so essentially, you have a trade-in value of your roof.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It is sub zero. Like those panels still working fine.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 The really key point, you understand, is it generates electricity, so there is real value in those panels.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Even if somebody says that they want to go to solar glass roof, we just take the panels and the electrical equipment supporting the old-style panels, and we reuse them on other houses. It will take a long time for everyone, say, wants to do a solar roof. It’s ultimately -- but yes, not be everyone.

And then the panels are still going to make sense for any kind of flat roof installation where you don’t have -- where things aren’t visible. So any commercial insulation where it’s on a flat rooftop or a residential situation where it’s a flat rooftop, there is really no point in having it from an as beautiful an aesthetic standpoint. Nobody can see it.

 Brian Johnson  - Barclays Capital - Analyst

 And final question relating to debt, SolarCity has converts. My reading of those, which may be wrong, is they are payable in cash given where the stock price is and where the conversion comes out to.

A, is that right? B, will you downstream cash? C, can you actually convert that to settle with additional shares, and how should we think about as, from the Tesla level, the refinancing that SolarCity? And actually, as part of that, can you confirm that it’s going to be a D sub and that Tesla is not going to be guaranteeing the debt of the new SolarCity sub post acquisition?

 Elon Musk  - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 SolarCity, certainly on any of the debt obligation, of course. But I’m not sure what I mean.

 Brian Johnson  - Barclays Capital - Analyst

 Well I guess, one, technically, will you still be -- is the plan to keep SolarCity as a bankruptcy remote subsidiary of Tesla as your current ABL seems to indicate?

 Elon Musk  - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 No. This would be one company. But I think there’s really -- I see zero chance of SolarCity going bankrupt. Zero.

 Brian Johnson  - Barclays Capital - Analyst

 Right. So then will Tesla downstream money to pay to refinance, or will SolarCity be out refinancing the converts on its own?

 Elon Musk  - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It is going to be one company.

 Lyndon Rive  - SolarCity - Co-Founder and CEO

 Just to address the actual payment of that convert, so remember, this in two year’s time, the company generates roughly $200 million a quarter of MPV of future value. We have now proven that we can monetize those cash flows, and over the last 120 days, we raised cash equity. We did a --

 Elon Musk  - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 We did a securitization deal.

 Lyndon Rive  - SolarCity - Co-Founder and CEO

 Securitization of selling the financing, the future cash flows, either through debt or through an equity investor coming in and buying these cash flows.

 Elon Musk  - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It just feels like a lot of confusion between securitization or selling off of cash flows of product and general corporate debt.

 Lyndon Rive  - SolarCity - Co-Founder and CEO

 So none of this is corporate debt. (Multiple Speakers)

 Brian Johnson - Barclays Capital - Analyst

 That why I was focused on the convert, which is corporate debt.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Solar bonds (inaudible).

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Solar bonds, but when I’m talking about the --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It’s a core piece of the puzzle.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 When I’m talking about the $4 billion, and then we’re talking about the $1.8 billion, that is not corporate debt. That is asset financing, just to be real clear on that.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It’s nonrecourse as to financing.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So if you’re looking at the run rate of the company, when you’re looking at the net present value that we generate every single quarter, it’s roughly $200 million. So just maintaining that run rate, we will be able to monetize enough cash flows to essentially cover the converts.

 Brian Johnson - Barclays Capital - Analyst

 Okay.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 So that’s the plan.

 Jason Wheeler - Tesla Motors, Inc. - CFO

 This is Jason. Just to add one point on top of that. So SolarCity has 2018 converts.

We also have 2018 converts. And our original issuance on our converts was $660 million. We’ve actually paid down more than $[415] million of that convert, and we’ve done that in the last 90 days, so we have significantly derisked 2018 in the capital structure (inaudible) over the last quarter.

 Brian Johnson - Barclays Capital - Analyst

 Okay. Thanks.

 Jeff Evanson - Tesla Motors, Inc. - VP of Global IR

 All right, everyone. We are at the 30-minute mark here. Do you want to take a couple more questions?

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 We could do a few more.

 Jeff Evanson - Tesla Motors, Inc. - VP of Global IR

 Donovan, let’s take the next question.

Operator

 Charlie Anderson, Dougherty & Company

 Charlie Anderson - Dougherty & Company - Analyst

 Thanks for taking my question. One of the comments in the blog post on revenue synergies was that, quote, customers have overlapping product interest. I wonder if you have any statistics to back that up, whether it be Model 3 reservation holders overlap with maybe the SolarCity pipeline. Anything there would be helpful. Thanks.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 We’ve not surveyed our customers on this, so it would be somewhat speculative, but -- I don’t know, Lyndon, if you have any idea on that.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 I think the overlap on Model 3 quite dramatic, and the -- as an asset, I think there’s a fair amount about that, but probably not as much as you will see in the Model 3.

 Charlie Anderson - Dougherty & Company - Analyst

 Then as a follow up, I wondered if you can maybe compare and contrast the outlook for Tesla energy with and without SolarCity, considering there’s probably two different outcomes there potentially from your perspective.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 As I’ve expressed before, I’m pretty optimistic about where the road is going, and the early work, so far, can (inaudible) favor. But (inaudible) be quite (inaudible) if that didn’t turn out to be the case. But we’ll just have a more (inaudible) product offering where we would be selling batteries and then trying --

 So SolarCity would be selling solar systems. They wouldn’t be well integrated; they wouldn’t be sold as a package. We really wouldn’t have a good basis for favoring SolarCity because they’d be a separate company, so it would be a -- forced into an arms-length situation.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 It actually makes it harder.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 It’s very difficult. We went through this earlier this year with, say, the [Hawaii] utility deal where a combined solar battery system went through us to (inaudible). Had to go through this long process of approval verifying it’s an ongoing transaction. Slowed down the whole thing.

There is no way we can scale that. We’re going to do over time hundreds of utility-level solar battery installations. We want this to assume it’s an integrated system, both at the utility level, commercial level, at the consumer level, and it is just very unwieldy to do so as two separate companies.

 Charlie Anderson - Dougherty & Company - Analyst

 Thanks so much.

Operator

 Joseph Spak, RBC Capital Markets

 Joseph Spak - RBC Capital Markets - Analyst

 Thanks. Just a quick clarification on Rod’s first question. I didn’t quite catch it. On the $500 million, is that going to include the cash that will be on hand at the close of the deal?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 No, that’s new generation.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 New generation of cash, yes.

 Joseph Spak - RBC Capital Markets - Analyst

 Okay, thanks. And then to follow up on the last point, if for some reason the deal didn’t go through, would you look to set up a partnership or a joint venture to sell the solar storage combination or potentially even look for multiple partnerships?

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 I don’t think we can really do a joint venture. I hate joint ventures. I think they rarely work. And I’m not sure we have a good basis for doing so unless we are one company, I mean (inaudible) jointly. But we -- working with heterogeneous companies, and it would be the worst product, worst experience for the end user.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 (Inaudible) interest us in Tesla stores, sees SolarCity or whoever it is --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 We don’t have some smorgasbord of solar offerings in our stores.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 It would be strange.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Would you go into an Apple Store and see like six different cell phones getting sold? No.

Operator

 Julien Dumoulin-Smith, UBS

 Julien Dumoulin-Smith - UBS - Analyst

 Hey, it’s Julien here. Good afternoon. So question, can you comment real quickly around the remaining obligations to New York in terms of the $5 billion of the 10 years. Just comment, is that something that would be contemplated as being kept at the SolarCity-Tesla level under any Panasonic deal, or was that something that was negotiated as part of the Panasonic off-take? How do you think about that?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 So just to be clear, those are basically the cumulative (inaudible) of what would be the Tesla, SolarCity, and Panasonic combination. It also includes the operations that SolarCity currently has in New York. So we actually think that our (inaudible) will be in excess of that number over the 10-year period. None of these relationships are really going to affect it what one way or another.

 Julien Dumoulin-Smith - UBS - Analyst

 Just to make sure I heard you right, you are still confident you can hit that number. It still remains with the company, but even pro forma for any deal you guys engage with with Panasonic, you still feel comfortable.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Absolutely.

 Julien Dumoulin-Smith - UBS - Analyst

 Great, thank you.

Operator

 Philip Shen, ROTH Capital Partners

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Let’s take maybe one last question here.

 Philip Shen - ROTH Capital Partners - Analyst

 Thanks for squeezing me in here. Why did key members of the Silevo team leave so soon after the acquisition and ahead of the commercial ramp up?

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 So, yes, there was one member of the Silevo team, and I think we were, to be honest, scattered in a different direction. We still maintain a good relationship with him, but yes, for a variety of different reasons, we were just wanting to take it in a different direction. But it has nothing to do with our planned ramp necessarily.

 Philip Shen - ROTH Capital Partners - Analyst

 I think you addressed this earlier, but you continue to plan to move forward with the Silevo process, or do you expect to find -- I think you mentioned a hybrid cell, if that’s possible, between Silevo and HIP, the hit cell that Panasonic produces? And if that is the case, do you plan on (inaudible) making them a hybrid? At a high level, can you explain how that will happen?

 Lyndon Rive - SolarCity - Co-Founder and CEO

 We basically bring the best learnings from both of the teams. I will give you an example. So Silevo has perfected a heterojunction cell using a six-inch wafer, and Panasonic has yet to transition to a six-inch wafer. So we will take Silevo’s learnings on six inch and apply that to the learnings that Panasonic has achieved over the years scaling heterojunction cells to gigawatts and beyond.

 Philip Shen - ROTH Capital Partners - Analyst

 Great. And as it relates to the solar roof, a number of companies have tried to pursue solar shingles over the past number of years, Dow, Energy Conversion Devices, et cetera. And they have all come and gone. What are you doing fundamentally that is different, and what are your cost targets for the solar shingles, and what is the timing of those costs target?

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Dude, you just through in three questions after I said that was the last one. (laughter)

 Philip Shen - ROTH Capital Partners - Analyst

 Thanks, Elon. We definitely appreciate it, and I know there are lots of people interested in the answers to these questions. So definitely appreciate it.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 First of all, I have never seen a solar roof that I would actually want, have you? Even one? I haven’t.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 Maybe the Dow ones, all those ones that they have -- aesthetically, they look --

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 They’re worse than a normal roof. Every one of them that I’ve seen is worse than a normal roof without exception. So unless you’re going to beat no roof on aesthetics, why bother? So none of them did that.

And then just the -- particularly, attention to detail, the aesthetics, the integration to the cell with the right type of glass, it’s just always been done poorly. I just know a single case where it has been done well.

And I’ve been really quite doing that for a while. I have solar panels on my roof, but they are in an area which is hard to see. So my roof is a French slate roof, so that’s one of the styles I wanted to use, like, could we make a roof that looks like French slate that I could replace my entire roof with and it would be aesthetically better, and (technical difficulty), and we’re going to get that, super hard.

And with the manufacturing process, we’re confident it’s going to be very low cost. It’s basically high-volume glass. It is using a lot of techniques from the automotive glass business.

And in case it wasn’t obvious with the announcement, Tesla has created a glass technology group which with some really phenomenal people. The (inaudible) first (inaudible) on Model 3.

So it’s just like glass is not expensive. It’s actually -- in volume, glass is very cheap and very resilient. And then applying the hydrographic -- it’s almost like painting, but hydrographic coloring, also fundamentally an inexpensive process. Using up the (inaudible) to provide earth-tone colors, also there is very low cost in volume.

Like, none of these things are fundamentally expensive. I don’t know why nobody has done this before. It blows my mind.

 Lyndon Rive - SolarCity - Co-Founder and CEO

 The other area where the others have failed, ignore the aesthetics. Let’s just say it was beautiful. Their distribution process is another reason why I don’t think it succeeded.

They went and bought (inaudible) product, going through distributors, who then sell to the installer, who then has to get it installed. So you have multiple that people in the value chain who each at a compounding margin, and then the end product was just too expensive.

 Elon Musk - Tesla Motors, Inc. - Chairman, Product Architect & CEO

 Yes, exactly. It’s (inaudible) overhead and profit to the, like, fifth power, with a lot of interest in this distribution chain. You look at the fundamental cost, say what’s the cost? Just like (inaudible) of analysis.

Like what is the cost of glass, the cost per pound and cost per kilogram of glass, a high-strength glass. It’s incredibly low. It’s basically -- it’s processed sand.

How much would it cost to do hydrographic printing in volume? Also very low. Custom produced micro [lever] film in volume, very low. It’s basically plastic or (inaudible) durable plastic.

And then the tiles, you just snap into a back-end skeleton structure jus like snapping in a light bulb. It’s really simple. It’s like -- you can ask me why hasn’t somebody done this? I don’t know. I wish they had, and if they had, we wouldn’t bother. But for some bizarre reason, they’re not.

 Jeff Evanson - Tesla Motors, Inc. - VP of Global IR

 All right. Thank you very much, everybody. Thank you for joining us today, and we look forward to chatting with you in the future.

Operator

 Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone have a great day.

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation (“SolarCity”) and Tesla Motors, Inc. (“Tesla”) and the combined company’s future financial condition, performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla’s and SolarCity’s most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla’s and SolarCity’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla mailed the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.